SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                For the Period January 1, 2003 to March 31, 2003

                         SPECTRUM SIGNAL PROCESSING INC.
               (Translation of the Registrant's Name Into English)

               One Spectrum Court, 2700 Production Way, Suite 200,
                         Burnaby, B.C., Canada, V5A 4X1
                    (Address of Principal Corporate Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F:


                          Form 20-F [X] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                                  Yes___ No[X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED MARCH 31, 2003
PART I. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS



SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars except number of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

                                                                                                December 31,       March 31,
ASSETS                                                                                             2002              2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (Unaudited)
Current assets
    Cash and cash equivalents                                                                      $ 3,480           $ 2,816
    Trade receivables net of allowance for doubtful accounts of $226 (2002-$221)                     4,887             5,539
    Receivable from Technology Partnerships Canada                                                     496               263
    Inventories                                                                                      2,414             2,574
    Prepaid expenses                                                                                   132               193
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    11,409            11,385

Capital assets                                                                                       2,666             2,931
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                  $ 14,075          $ 14,316
=============================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                                                               $ 2,346           $ 2,740
    Accrued liabilities                                                                              2,213             1,925
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     4,559             4,665

Long-term obligations (note 3)                                                                         857               775

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued and outstanding: 14,732,391 (2002 - 14,732,391)                                          24,974            24,974
Additional paid-in capital                                                                             554               554
Warrants                                                                                               113               113
Deficit                                                                                            (15,161)          (15,128)
Accumulated other comprehensive income
    Cumulative translation adjustments                                                              (1,821)           (1,637)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     8,659             8,876
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                  $ 14,075          $ 14,316
=============================================================================================================================
See accompanying notes to consolidated financial statements.
Contingencies (note 5)

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America
----------------------------------------------------------------------------------------------------------------------------

                                                                                                Three months ended March 31,
                                                                                                   2002                2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               (Unaudited)         (Unaudited)
Sales                                                                                    $      6,091            $      5,702
Cost of sales                                                                                   2,458                   2,151
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                3,633                   3,551

Expenses
    Administrative                                                                              1,064                   1,261
    Sales and marketing                                                                         1,055                   1,252
    Research and development                                                                    1,127                     860
    Amortization                                                                                  167                     193
    Restructuring and other charges (note 3)                                                       --                     (52)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                3,413                   3,514
-----------------------------------------------------------------------------------------------------------------------------

Earnings from operations                                                                          220                      37

Other
    Interest expense                                                                                3                       6
    Other income                                                                                   (1)                     (2)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    2                       4

Earnings before income taxes                                                                      218                      33

Income tax expense
    Current                                                                                        --                      --
-----------------------------------------------------------------------------------------------------------------------------

Net earnings                                                                                      218                      33

Deficit, beginning of period                                                                  (11,454)                (15,161)
-----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                                   $    (11,236)           $    (15,128)
-----------------------------------------------------------------------------------------------------------------------------

Earnings per share
    Basic                                                                                $       0.02            $       0.00
    Diluted                                                                              $       0.02            $       0.00

Weighted average number of shares outstanding
    Basic                                                                                  12,364,587              14,732,391
    Diluted                                                                                12,475,433              14,736,962
=============================================================================================================================
See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.
-----------------------------------------------------------------------------------------------------------------------------


                                                                                             Three months ended March 31,
                                                                                                2002              2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             (Unaudited)       (Unaudited)
Net earnings                                                                                         $ 218              $ 33

Other comprehensive earnings (loss)
    Foreign currency translation                                                                       (53)              184

-----------------------------------------------------------------------------------------------------------------------------
Comprehensive earnings                                                                               $ 165             $ 217
=============================================================================================================================
See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.
---------------------------------------------------------------------------------------------------------------------------

                                                                                             Three months ended March 31,
                                                                                                2002              2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                             (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net earnings                                                                            $   218                $    33
    Adjustments to reconcile net earnings to net cash
      provided by (used for) operating activities
        Amortization                                                                            167                    193
        Changes in operating assets and liabilities
                Accounts receivable                                                            (102)                   (14)
                Inventories                                                                    (184)                    21
                Prepaid expenses                                                                  2                    (50)
                Accounts payable                                                               (398)                   211
                Accrued liabilities                                                             312                   (442)
                Long-term obligations                                                            --                   (142)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities                                             15                   (190)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of capital assets                                                                 (101)                  (246)
---------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                         (101)                  (246)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Issue of shares from share options                                                            3                     --
    Share issue costs                                                                            (2)                    --
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                         1                     --
---------------------------------------------------------------------------------------------------------------------------

Effect of foreign currency exchange rates on cash and
   cash equivalents                                                                              (2)                  (228)
---------------------------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents
   during the period                                                                            (87)                  (664)
Cash and cash equivalents, beginning of period                                                1,344                  3,480
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                    $ 1,257                $ 2,816
===========================================================================================================================

See accompanying notes to consolidated financial statements.
See supplementary information (note 4).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.
--------------------------------------------------------------------------------

1.   BASIS OF PREPARATION

     The accompanying financial information as at March 31, 2003 and for the three month period ended March 31, 2003 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2002 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the same accounting policies and methods of application as those disclosed in note 1 to the Company's financial statements for the year ended December 31, 2002, except for the following:

     Capital assets

     Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets on a straight-line basis over the following periods:

         Computer equipment                          4 years
         Computer software                           4 years
         Lab equipment                               4 years
         Furniture and office equipment              5 years
         Research and development equipment          3 years

     Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the lease term.

     For additions prior to 2003, the Company amortizes its capital assets using a declining balance method as described in the annual financial statements. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets.

     Comparative figures

     Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(Expressed in thousands of United States dollars, except per share amounts) Prepared in conformity with accounting principles generally accepted in the United States of America.
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Stock-based compensation

     The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock Based Compensation," to account for grants under the Company's existing stock based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings and earnings per share would have been adjusted as follows:

                                                                                Three months ended March 31,
     -------------------------------------------------------------------------------------------------------
                                                                                     2002               2003
     -------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)         (Unaudited)
     Net earnings - as reported                                                   $  218             $   33
     Less: Total stock-based employee compensation expense
       determined under fair value based method for all awards                      (234)              (202)
     -------------------------------------------------------------------------------------------------------
     Net loss - pro forma                                                         $  (16)            $ (169)

     Basic and diluted earnings per share - as reported                           $  0.02            $ 0.00
     Basic and diluted loss per share - pro forma                                    0.00             (0.01)


     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                                                Three months ended March 31,
     -------------------------------------------------------------------------------------------------------
                                                                                     2002               2003
     -------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)        (Unaudited)

     Expected dividend yield                                                           0%                 0%
     Expected stock price volatility                                                  75%                90%
     Risk-free interest rate                                                        4.25%              4.50%
     Expected life of options                                                   3.6 years          5.0 years

     Recent accounting pronouncements

     In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted FIN 45 in these consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.
--------------------------------------------------------------------------------

3.   RESTRUCTURING AND OTHER CHARGES

     During the year ended December 31, 2002, the Company announced and implemented a business restructuring through a workforce reduction. The following table summarizes the activity related to the restructuring and other charges during the three months ended March 31, 2003.


                                Provision                                     Effect of       Provision
                               Balance at           Cash                       Foreign        Balance at
                            December 31, 2002    Drawdowns     Adjustments     Exchange     March 31, 2003
------------------------------------------------------------------------------------------------------------
                                                (Unaudited)    (Unaudited)   (Unaudited)     (Unaudited)
Facilities restructuring            $   957       $   (52)      $    (6)        $    78          $   977
Workforce reduction                     538          (173)          (21)             36              380
Other                                    25            --           (25)             --               --
------------------------------------------------------------------------------------------------------------
                                    $ 1,520       $  (225)      $   (52)        $   114          $ 1,357
------------------------------------------------------------------------------------------------------------

Current                                                                                          $   582
Long Term                                                                                            775
------------------------------------------------------------------------------------------------------------
                                                                                                 $ 1,357
------------------------------------------------------------------------------------------------------------


4.       SUPPLEMENTARY INFORMATION


                                                                                Three months ended March 31,
------------------------------------------------------------------------------------------------------------
                                                                                      2002             2003
------------------------------------------------------------------------------------------------------------
                                                                                (Unaudited)      (Unaudited)
Cash received for:
     Interest                                                                          $ 1              $ 2
     Income taxes                                                                       --               --

Cash paid for:
     Interest                                                                            3                5
     Income taxes                                                                       --                1

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.
--------------------------------------------------------------------------------

5.   CONTINGENCIES

     Product warranties

     The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in liability for product warranties follows.

                                                    Three months ended March 31,
     ---------------------------------------------------------------------------
                                                         2002             2003
     ---------------------------------------------------------------------------
                                                   (Unaudited)      (Unaudited)

     Balance, beginning of period                        $78             $202
     Provision adjustments                               187               64
     Expenditures                                         (7)              (6)
     ---------------------------------------------------------------------------
     Balance, end of period                             $258             $260
     ---------------------------------------------------------------------------

     Technology Partnerships Canada

     In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada contributed 31% of the costs incurred in the development of these products to a maximum contribution of Cdn$6,300 ($4,287). In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of Cdn$11,428 ($7,777). During the three months ended March 31, 2003, the Company credited $256 against research and development expenses, which is still receivable. At March 31, 2003, the total claimed to date is Cdn$5,994 ($4,079). During the three months ended March 31, 2003, the Company accrued royalties payable of $44.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

GENERAL

         The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high-density, real-time signal processing products and subsystems for the wireless and packet-voice communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to capture, analyze and process wireless signals, provide software defined radio functionality to transmitters, receivers and gateways, and to enable the convergence of different voice and communications networks and communication between different standards within the same network.

         The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in cost of sales.

         The Company publishes its financial statements in United States dollars ("$") and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
                                                   Three months ended March 31,
--------------------------------------------------------------------------------
                                                      2002                 2003
--------------------------------------------------------------------------------
Sales                                               100.0%               100.0%
Cost of sales                                        40.4%                37.7%
--------------------------------------------------------------------------------
Gross profit                                         59.6%                62.3%
Expenses
    Administrative                                   17.5%                22.1%
    Sales and marketing                              17.3%                22.0%
    Research and development                         18.5%                15.1%
    Amortization                                      2.7%                 3.4%
    Restructuring and other charges                   0.0%                -0.9%
--------------------------------------------------------------------------------
                                                     56.0%                61.6%
--------------------------------------------------------------------------------

Earnings from operations                              3.6%                 0.6%


Other
    Interest expense                                  0.0%                 0.1%
    Other income                                      0.0%                 0.0%
--------------------------------------------------------------------------------

Earnings before income taxes                          3.6%                 0.6%


Income tax expense                                    0.0%                 0.0%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net earnings for the period                           3.6%                 0.6%
================================================================================


THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2002

         Sales. Sales for the quarter ended March 31, 2003 were $5,702,000, a decrease of $389,000, or 6.4%, relative to sales in the quarter ended March 31, 2002. The decrease in the Company's sales for the first quarter of 2003 compared to sales for the first quarter of 2002 was attributable primarily to ordinary course fluctuations in the timing and value of orders. Included in sales were revenues from the Company's internally developed products based on Texas Instruments microprocessors of $2,562,000, or 44.9% of sales, compared to $3,233,000, or 53.1% of sales in the first quarter of 2002; revenues from the Company's internally developed products based on Analog Devices microprocessors of $1,306,000, or 22.9% of sales, compared to $1,123,000, or 18.4% of sales in the first quarter of 2002; and revenues from the Company's internally developed products based on Motorola Computer microprocessors of $1,116,000 or 19.6% of sales compared to $545,000 or 9.0% of sales in the first quarter of 2002. The Company has ceased all new product development activities of Analog Devices microprocessor based products and the Company expects that revenues from Analog Devices microprocessor based products will decline in future periods. At the same time, the Company expects product revenues related to Motorola Computer microprocessor based products to continue to increase as the result of new product offerings.

         Gross Profit. Gross profit decreased to $3,551,000 for the first quarter of 2003 from $3,633,000 for the first quarter of 2002, a decrease of 2.3%. Gross margin (profit as a percentage of sales) was 62.3% for the first quarter of 2003, compared to 59.6% for the first quarter of 2002. The Company's gross margin was higher during the 2003 period due primarily to an increase the Company made to its reserves for warranty costs in the first quarter of 2002. The Company's historical gross margin has varied period to period due to volume-related efficiencies, product royalty costs, changes in product and customer mix, and charges taken for obsolete inventory.

         Administrative. Administrative expenses for the first quarter of 2003 were $1,261,000, or 22.1% of sales for the period, compared to $1,064,000, or 17.5% of sales for the first quarter of 2002. Administrative expenses were higher for the first quarter of 2003 due to the effect of payment by a customer of an account receivable during the 2002 period that the Company had previously classified as a bad debt. This increase in administrative expenses was partially offset by reduced employee compensation and facilities expenses due to the Company's restructuring in the fourth quarter of 2002. As a percentage of sales, administrative expenses increased in the first quarter of 2003 due to lower sales for the quarter without a commensurate decrease in administrative expenses.

          Sales and Marketing. Sales and marketing expenses for the first quarter of 2003 were $1,252,000, or 22.0% of sales for the period, compared to $1,055,000, or 17.3% of sales for the first quarter of 2002. Sales and marketing expenses were higher for the first quarter of 2003 due primarily to increased third party sales representative commissions. As a percentage of sales, sales and marketing expenses increased in the first quarter of 2003 due to lower sales for the quarter without a commensurate reduction in sales and marketing expenses.

         Amortization. Amortization consists of the depreciation of the Company's capital assets and, historically, included amortization of other intangibles and goodwill. Amortization expense for the first quarter of 2003 was $193,000, or 3.4% of sales for the period, compared to $167,000 or 2.7% of sales for the first quarter of 2002. In 2002 and prior years, the Company amortized its capital assets using the declining balance method. The Company began using a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of its capital assets.

         Research and Development. Research and Development expenses were $860,000 for the first quarter of 2003, or 15.1% of sales for the quarter, compared to $1,127,000, or 18.5% of sales for the first quarter of 2002. R&D expenses for the first quarter of 2003 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from decreased employee compensation expenses resulting from the Company's restructuring in the fourth quarter of 2002. The Company recorded a one-time positive claim adjustment of approximately $260,000 pursuant to its completed Technology Partnerships Canada ("TPC") agreement. This amount is included in accounts receivable at March 31, 2003.

         Net Earnings. The Company had net earnings for the first quarter of 2003 of $33,000, compared to net earnings of $218,000 for the first quarter of 2002. The Company's earnings per share (basic) for the first quarter of 2003 was $0.00, compared to earnings per share (basic) of $0.02 for the first quarter of 2002.


FINANCIAL CONDITION

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         During the quarter ended March 31, 2003, the Company used $190,000 in cash for operating activities due primarily to a decrease in accrued liabilities of $442,000 and a decrease in long term obligations of $142,000. These uses of cash were partially offset by an increase in accounts payable of $211,000 and net earnings of $33,000, which included amortization expense of $193,000.

         Cash used in investing activities for the quarter ended March 31, 2003 was $246,000 used for the purchase of capital assets.

         Cash provided by financing activities for the quarter ended March 31, 2003 was nil.

         At March 31, 2003 and December 31, 2002, the Company's net cash and cash equivalents were $2,816,000 and $3,480,000, respectively. Other than pursuant to operating leases and its agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at March 31, 2003.

         The Company has a credit facility with a Canadian Chartered Bank consisting of a Cdn$5,000,000 (approximately $3,400,000) operating line of credit. The Company's U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit when expressed in U.S. dollars will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's U.S. base rate plus 1%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 1%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by substantially all of the Company's current assets. Borrowings may not exceed certain percentages of a defined borrowing base consisting of specified domestic and foreign accounts receivable and specified inventories. Borrowings under the line of credit in excess of Cdn$2,500,000 (approximately $1,700,000) are subject to advance notification to, and approval by, the bank. The line of credit agreement contains certain financial covenants including a requirement to maintain a minimum current ratio of 1.50 to 1.00, a maximum debt to tangible net worth ratio of 1.10 to 1.00 and specified minimum quarterly net earnings amounts. The Company believes it is in compliance with the terms of the line of credit. The Company's net borrowings under the line of credit as of March 31, 2003 were nil.

         In March 1999, the Company entered into an agreement with TPC, an agency of the Canadian government, providing for the financing of approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. To date the Company has claimed Cdn$5,994,000 ($4,079,000). The obligation of TPC to fund product development activities expired effective September 30, 2002. TPC's investment is structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment until an aggregate of Cdn$11,428,000 ($7,777,000) in royalties has been paid. During the quarter ended March 31, 2003, the Company accrued royalties payable of $44,000 (Cdn$65,000). The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

         The Company has entered into various operating lease agreements with remaining terms of up to seven years for office premises and equipment.

         The Company believes that cash generated from operations, cash generated from the Company's recent sale of equity securities, and borrowings available under the line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, capital asset and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.


CURRENCY DERIVATIVE CONTRACTS

         Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company had entered into under these contracts at any one time was Cdn$8,000,000 ($5,444,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At March 31, 2003, the Company was party to forward foreign exchange contracts with a notional principal of Cdn$2,500,000 to manage its exposure to fluctuations in U.S. - Canadian dollar exchange rates through September 16, 2003. These contracts have not been designated as hedges for accounting purposes. The Company recognized an accumulated fair value gain of $54,000 in its net earnings for the first quarter of 2003 attributable to these contracts.


INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in U.S. dollars while incurring costs in varying proportions in Canadian dollars, U.S. dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the U.S. dollar, the Company's reported operating expenses and net income may be materially and adversely affected.

TRANSFER TO THE NASDAQ SMALL CAP MARKET

         On April 24, 2003, the Company announced the transfer of its share listing from the NASDAQ National Market to the NASDAQ SmallCap Market. As a result of its transfer, the Company has until May 19, 2003 to comply with the NASDAQ SmallCap Market $1.00 minimum closing bid price requirement. The Company has been advised that an additional 180-day extension would be granted by NASDAQ if necessary, provided that the Company meets the other initial SmallCap Market listing criteria, which it does at this time. The Company's ticker symbol has not changed as a result of the transfer.




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

CRITICAL ACCOUNTING POLICIES

         The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

         During the quarter ended March 31, 2003, the Company did not adopt any new accounting policies that have a material impact on the consolidated financial statements, or make changes to existing accounting policies. Senior management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

         The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

          o The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of the Company's customers deteriorates, increases in the allowance may be made at the time that determination is made.

          o The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to volatility in the valuation of inventory relative to the "lower of cost and market" principle. To reduce the potential for such volatility in the Company's inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company's projections, an additional inventory write-down may be required.

          o As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

          o The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company's overall business strategy; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.

          o The Company recorded a lease provision on excess space by estimating the net future cash outflows over the remaining lease period. The estimate is based on various assumptions, including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in the provision may be required.

          o The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on management's best estimate with reference to historical claims experience. In the event that actual warranty costs differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the warranty provision.

PART II.  OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

None


ITEM 2. CHANGES IN SECURITIES

None


ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

Not Applicable


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

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None


ITEM 5.  OTHER INFORMATION

Not Applicable


ITEM 6.  EXHIBITS AND REPORTS

(a)  Exhibits

None

(b)  Reports on Form 6-K

1. Report on Form 6-K, filed January 3, 2003, attaching press releases announcing (i) product design win, (ii) performance forecast and senior management changes, and (iii) product design wins.

2. Report on Form 6-K, filed February 25, 2003, attaching press release announcing fourth quarter and year end 2002 results.

3. Report on Form 6-K, filed March 25, 2003, attaching press release announcing receipt of notice from Nasdaq Stock Market.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Spectrum Signal Processing Inc.

         Date: May 12, 2003            By:  /s/ Brent Flichel
                                            ---------------------------
                                            Name:    Brent Flichel
                                            Title:   Vice President of Finance
                                                     and Chief Financial Officer



                                       II-3